

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 3, 2008

Mr. Fred Kornberg
Chief Executive Officer and President
Comtech Telecommunications Corp.
68 South Service Road, Suite 230
Melville, New York 11747

> **Re: Comtech Telecommunications Corp.**
> **Form 10-K for fiscal year ended July 31, 2007**
> **Filed September 19, 2007**
> **File No. 0-07928**

Dear Mr. Kornberg:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please comply with our comments in future filings. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Liquidity, and Capital Resources, page 34

1.   In the future, please provide a more detailed discussion of your ability to meet both your short-term and long-term liquidity needs rather than vaguely referring to "the foreseeable future." We consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release no. 34-26831 and footnote 43 of Release no. 34-48960. You should also revise to quantify and distinguish between your material short-term and long-term liquidity requirements, to the extent practicable.

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K

Compensation Discussion and Analysis, page 10

2.   We note your disclosure on pages 15 and 22 that annual incentives for Messrs. Burt and
        McCollum were payable upon the attainment of "pre-set performance goals," including
        operating profit, free cash flows, new orders and personal goals. Please disclose the
        specific performance goals in future filings. To the extent you believe that disclosure of
        the objectives or targets is not required because it would result in competitive harm such
        that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K,
        please provide in your response letter a detailed explanation of such conclusion. Also
        clarify how the ECC determined Messrs. Burt and McCollum's actual performance
        achievement rates under the pre-set terms of the performance goals.

3.   In future filings, please explain in more detail how your ECC determined the amounts of
        the non-equity incentive plan compensation awarded to Messrs. Kornberg, Rouse and
        Porcelain that were not based on the executives' employment agreements. To the extent
        factors cannot be stated in quantitative terms, explain how the ECC determined the extent
        to which objectives and parameters were achieved or otherwise assessed individual and
        corporate performance and any other factors in order to determine the discretionary cash
        awards.

Determination of Compensation Amounts for NEOs, page 12

4.   We note your statement on page 12 that you do not benchmark executive compensation
        to market levels, but it is not clear how your compensation committee has "considered
        compensation information relating to competitive companies in order to gauge the market
        for executive talent in which you compete" without benchmarking your compensation
        levels against such companies. In future filings, please provide additional disclosure to
        clarify these statements.

Grants of Plan-Based Awards for Fiscal 2007, page 19

5.   We note the range in amounts of options awarded to your named executive officers
        during fiscal 2007 from 15,000 to 120,000. In future filings, explain how differing
        amounts of options were determined for each of your named executive officers.
        Elaborate on how the ECC used its "discretion, on a subjective basis" (page 15) in
        determining the level of grants of stock options.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will
provide us with a response. Please furnish a letter that keys your responses to our comments and

provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Jessica Plowgian, attorney-adviser, at (202) 551-3367 or me at (202) 551-3833 with any other questions.

Sincerely,

/s

Michele Anderson
Legal Branch Chief